Exhibit 99.1

Ballard Reports Q4 and Full Year 2016 Results & 2017 Outlook

•	Q4 results complete a strong 2016, including 51% revenue growth and 28% gross margin for the full year
•	Positive $1.8M Adjusted EBITDA in Q4
•	$87M in orders for 2017 delivery sets up continued growth

VANCOUVER, March 1, 2017 /CNW/ - Ballard Power Systems (NASDAQ: BLDP; TSX: BLDP) today announced consolidated financial results for the fourth quarter and full year ended December 31, 2016. All amounts are in U.S. dollars unless otherwise noted and have been prepared in accordance with International Financial Reporting Standards (IFRS).

Randy MacEwen, President and CEO said, "We are pleased to report strong Q4 and full year 2016 financial results. Ballard generated revenue of $30.7 million in the final quarter of the year, contributing to $85.3 million in full year 2016 revenue, up 51%. We also delivered an 11-point improvement in gross margin for the quarter to 30%, and a 10-point improvement for the full year to 28%. The Company delivered a strong quarter in Q4 with Adjusted EBITDA of positive $1.8 million, and full year improvement of 35% to negative $9.9 million."

Mr. MacEwen continued, "These results reflect significant progress on the strategic front during 2016. We secured transactions in China laying the foundation for the local manufacture and sale of fuel cell engines and stacks into China's large mass transportation sector. We enabled a reduction in annualized operating expense of more than $6 million through a repositioning of our exposure to the backup power market and a rationalization of the executive team. Ballard continued to expand our Technology Solutions business, underpinned by solid progress under the long-term contract with Volkswagen Group. We also further strengthened the balance sheet, reinforcing our strategic positioning."

Mr. MacEwen added, "In 2017, we expect continued strong growth in revenue and further expansion in gross margin. This is supported by $87 million in committed orders expected for delivery this year – already exceeding 2016 revenue. We expect 2017 growth to be led by the Heavy Duty Motive market and our Technology Solutions business, along with the Portable Power market."

Tony Guglielmin, Ballard's CFO noted, "The balance sheet was further fortified during the year and we ended 2016 with cash reserves of $72.6 million, up 81% from the end of 2015. Our strategic initiatives over the last year, combined with a positive growth trajectory and strong balance sheet, position Ballard to progress toward our profitability objectives."

Q4 2016 Financial Highlights
(all comparisons are to Q4 2015 unless otherwise noted)

•	Total revenue was $30.7 million, a 54% improvement –
•	Power Products revenue was $19.0 million, up 45% and reflecting strong growth in Heavy Duty Motive, and
•	Technology Solutions revenue was $11.7 million, up 71%.
•	Gross margin was 30%, up 11-points to $9.3 million, due to the increased proportion of revenue from high-margin Heavy Duty Motive and Portable Power.
•	Cash operating costs[2] were $8.1 million, a 5% increase due partially to higher technology and product development activities.
•	Adjusted EBITDA[2] improved 160% to $1.8 million, due to the increase in revenue and gross margin.
•	Net income (loss)[3] was ($1.1) million or ($0.01) per share, improvements of 17% and 27%, respectively, noting that Q4 2015 reflected a gain of $5.4 million on the sale of intellectual property to Volkswagen Group.
•	Adjusted net income (loss)[2] was ($1.0) million or ($0.01) per share, improvements of 83% and 85%, respectively.
•	Cash provided by operating activities was $8.0 million, a 176% increase reflecting cash operating income of $1.1 million, combined with net working capital inflows of $6.9 million.

Full Year 2016 Financial Highlights
(all comparisons are to full year 2015 unless otherwise noted)

•	Total revenue was $85.3 million, a 51% improvement –
•	Power Products revenue was $55.7 million, up 65% reflecting strong growth in Heavy Duty Motive and a full year of Portable Power revenue; and
•	Technology Solutions revenue was $29.6 million, up 31%.
•	Gross margin was 28%, up 10-points to $24.2 million primarily due to a shift in product mix toward higher margin Portable Power, Heavy Duty Motive and Technology Solutions.
•	Cash operating costs[2] were $34.3 million, an increase of 18% and driven primarily by a full year of Protonex operating costs.
•	Adjusted EBITDA[2] improved 35% to ($9.9) million, due to higher revenue and gross margin, partially offset by restructuring expenses of $2.3 million.
•	Net income (loss)[3] was ($21.1) million or ($0.13) per share, declines of 263% and 212%, respectively, noting that 2015 reflected a gain of $19.6 million on the sale of intellectual property to Volkswagen Group.
•	Adjusted net income (loss)[2] was ($19.3) million or ($0.12) per share, improvements of 22% and 33%, respectively.
•	Cash used by operating activities was ($3.9) million, an improvement of 85% reflecting cash operating loss of ($12.4) million and net working capital inflows of $8.5 million.
•	Cash reserves were $72.6 million at December 31, representing an increase of 81% from the end of 2015.

2017 Outlook

Ballard has committed orders of $87 million expected for delivery in 2017, along with a significant pipeline of qualified commercial sales opportunities. The Company believes that these orders and the sales pipeline, along with current market conditions and its strategic, competitive and balance sheet positioning, support continued revenue growth, gross margin expansion and improved financial performance in 2017. China is expected to account for an increased proportion of total revenue in 2017.

Ballard anticipates growth in Power Products in 2017, supported by increased activity in Heavy Duty Motive and growth in Portable Power.

The Company expects Technology Solutions to account for a larger proportion of total revenue in 2017, supported by work related to contracts in China as well as engineering services work with automotive partners. In addition, Technology Solutions work is expected with customers in the rail, military and unmanned aerial vehicle sectors.

Q4 & Full Year 2016 Financial Summary

(Millions of U.S. dollars)	Three months ended December 31,			Twelve months ended December 31,
	2016	2015	% Change	2016	2015	% Change
REVENUE
Fuel Cell Products & Services:[1]
Heavy Duty Motive	$11.0	$4.1	170%	$26.5	$12.0	122%
Portable Power	$2.9	$3.4	-15%	$11.4	$3.4	236%
Material Handling	$3.0	$4.1	-26%	$12.9	$12.7	2%
Backup Power	$2.1	$1.6	31%	$4.9	$5.7	-15%
Sub-Total	$19.0	$13.1	45%	$55.7	$33.8	65%
Technology Solutions	$11.7	$6.8	71%	$29.6	$22.7	31%
Total Fuel Cell Products & Services Revenue	$30.7	$20.0	54%	$85.3	$56.5	51%
PROFITABILITY
Gross Margin $	$9.3	$3.8	145%	$24.2	$10.0	142%
Gross Margin %	30%	19%	11-points	28%	18%	10-points
Operating Expenses	$9.0	$9.3	-4%	$42.3	$34.9	21%
Cash Operating Costs[2]	$8.1	$7.7	5%	$34.3	$29.1	18%
Adjusted EBITDA[2]	$1.8	($2.9)	160%	($9.9)	($15.3)	35%
Net Income (Loss)	($1.1)	($1.4)	17%	($21.1)	($5.8)	-263%
Earnings Per Share	($0.01)	($0.01)	-27%	($0.13)	($0.04)	-212%
Adjusted Net Loss[2]	($1.0)	($5.9)	83%	($19.3)	($24.8)	22%
Adjusted Net Loss Per Share[2]	($0.01)	($0.04)	85%	($0.12)	($0.18)	33%
CASH
Cash Used by Operating Activities:
Cash Operating Income (Loss)	$1.1	($4.6)	124%	($12.4)	($19.3)	36%
Working Capital Changes	$6.9	($5.9)	215%	$8.5	($6.1)	241%
Cash Used By Operating Activities	$8.0	($10.6)	176%	($3.9)	($25.4)	85%
Cash Reserves	$72.6	$40.0	81%

For a more detailed discussion of Ballard Power Systems Q4 and full year 2016 results, please see the Company's financial statements and management's discussion & analysis, which are available at www.ballard.com/investors, www.sedar.com and www.sec.gov/edgar.shtml.

Conference Call
Ballard will hold a conference call on Thursday, March 2, 2017 at 8:00 a.m. PDT (11:00 a.m. EDT) to review its Q4 and full year 2016 operating results and Outlook for 2017. The live call can be accessed by dialing +1.604.638.5340. Alternatively, a live audio and PowerPoint slide webcast can be accessed through a link on Ballard's homepage (www.ballard.com). Following the call, the audio webcast will be archived in the 'Quarterly Earnings' area of the 'Investors' section of the Company's website (www.ballard.com/investors).

About Ballard Power Systems
Ballard Power Systems (NASDAQ: BLDP; TSX: BLDP) provides clean energy products that reduce customer costs and risks, and helps customers solve difficult technical and business challenges in their fuel cell programs. To learn more about Ballard, please visit www.ballard.com.

Important Cautions Regarding Forward-Looking Statements
This release contains forward-looking statements concerning projected revenue growth, product shipments, gross margin, Adjusted EBITDA, cash operating expenses and product sales. These forward-looking statements reflect Ballard's current expectations as contemplated under section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. Any such statements are based on Ballard's assumptions relating to its financial forecasts and expectations regarding its product development efforts, manufacturing capacity, and market demand. For a detailed discussion of the factors and assumptions that these statements are based upon, and factors that could cause our actual results or outcomes to differ materially, please refer to Ballard's most recent management discussion & analysis. Other risks and uncertainties that may cause Ballard's actual results to be materially different include general economic and regulatory changes, detrimental reliance on third parties, successfully achieving our business plans and achieving and sustaining profitability. For a detailed discussion of these and other risk factors that could affect Ballard's future performance, please refer to Ballard's most recent Annual Information Form. These forward-looking statements are provided to enable external stakeholders to understand Ballard's expectations as at the date of this release and may not be appropriate for other purposes. Readers should not place undue reliance on these statements and Ballard assumes no obligation to update or release any revisions to them, other than as required under applicable legislation.

Further Information
Guy McAree +1.604.412.7919, investors@ballard.com or media@ballard.com

Endnotes:

[1]	We report our results in the single operating segment of Fuel Cell Products and Services. Our Fuel Cell Products and Services segment consists of the sale and service of fuel cell products for our power product markets of Heavy Duty Motive (consisting of bus and tram applications), Portable Power, Material Handling and Backup Power, as well as the delivery of Technology Solutions, including engineering services, technology transfer and the license and sale of our extensive intellectual property portfolio and fundamental knowledge for a variety of fuel cell applications.

[2]	Note that Cash Operating Costs, EBITDA, Adjusted EBITDA and Adjusted Net Income (Loss), are non GAAP measures. Non GAAP measures do not have any standardized meaning prescribed by GAAP and therefore are unlikely to be comparable to similar measures presented by other companies. Ballard believes that Cash Operating Costs, EBITDA, Adjusted EBITDA and Adjusted Net Income (Loss) assist investors in assessing Ballard's operating performance. These measures should be used in addition to, and not as a substitute for, net income (loss), cash flows and other measures of financial performance and liquidity reported in accordance with GAAP. For a reconciliation of Cash Operating Costs, EBITDA, Adjusted EBITDA and Adjusted Net Income (Loss) to the Consolidated Financial Statements, please refer to Ballard's Management's Discussion & Analysis.

Cash Operating Costs measures operating expenses excluding stock based compensation expense, depreciation and amortization, impairment losses or recoveries on trade receivables, restructuring charges, acquisition costs and financing charges. EBITDA measures net loss attributable to Ballard Power Systems Inc. excluding finance expense, income taxes, depreciation of property, plant and equipment, amortization of intangible assets, and goodwill impairment charges. Adjusted EBITDA adjusts EBITDA for stock based compensation expense, transactional gains and losses, asset impairment charges, finance and other income, and acquisition costs. Adjusted Net Income (Loss) measures net income (loss) attributable to Ballard from continuing operations, excluding impairment losses or recoveries on trade receivables, transactional gains and losses, asset impairment charges, and acquisition costs.

[3]	Net Income (loss) includes gains of $19.6 million in 2015 (including $5.4 million in the fourth quarter of 2015) on sale of intellectual property to Volkswagen Group.

SOURCE Ballard Power Systems Inc.

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CO: Ballard Power Systems Inc.

CNW 17:15e 01-MAR-17